UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On October 9, 2026, Ryde Group Ltd (the “Company”), an exempted company incorporated in the Cayman Islands, entered into an at-the-market sales agreement (the “Sales Agreement”) with Arc Group Securities LLC (the “Agent”), as sales agent, pursuant to which the Company may offer and sell, from time to time through the Agent, class A ordinary shares of par value of US$0.0002 each of the Company (the “Shares”). The offer and sale of the Shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-288587), which was filed with the United States Securities and Exchange Commission (the “Commission”) on July 9, 2025 and declared effective by the Commission on September 2, 2025 (the “Registration Statement”), as supplemented by the prospectus supplement dated October 9, 2026 relating to the Shares that may be issued from time to time pursuant to the Sales Agreement (the “Prospectus Supplement”). Pursuant to the Prospectus Supplement, the Company may offer and sell Shares having aggregate gross sales proceeds of up to $96,399,000.

Under the Sales Agreement, subject to the terms of a Sales Notice (as defined in the Sales Agreement), the Agent may sell the Shares by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), including, without limitation, sales made directly on The NYSE American, on any other existing trading market for the Shares, or to or through a market maker. The Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations to sell the Shares from time to time, based upon the Company’s instructions (including any price, time or size limits or other customary parameters or conditions the Company may impose).

The Company is not obligated to make any sales of Shares under the Sales Agreement and no assurance can be given that it will sell any Shares under the Sales Agreement, or, if it does, as to the price or number of Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to the Agent as sales agent is equal to 2.5% of the aggregate gross proceeds from each sale of Shares pursuant to the Sales Agreement, and agreed to reimburse the Agent for certain specified expenses in an amount not to exceed $100,000, in addition to fees for ongoing diligence procedures, in connection with the Sales Agreement.

The Sales Agreement may be terminated by either party as set forth in the Sales Agreement. In addition, the Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act.

The foregoing is not a complete description of the Sales Agreement and is qualified by reference to the full text and terms of the Sales Agreement, which is filed as Exhibit 10.1 to this current report and incorporated herein by reference.

The Company plans to use the net proceeds from this offering for working capital and general corporate purposes, including, without limitation, acquisitions, strategic investments, regional expansion, technology expenditure, fleet/mobility investments, debt repayment, and other general corporate purposes, provided we have no current plans, commitments or agreements with respect to any such acquisitions, strategic investments, regional expansion, technology expenditure, fleet/mobility investments and debt repayment.

The description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is included herewith as Exhibit 10.1, and is incorporated herein by reference.

The legal opinion and consent of Harney Westwood & Riegels Singapore LLP relating to the validity of the Shares is filed as Exhibit 5.1 to this Report on Form 6-K and is incorporated herein by reference.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

General

The information contained in this Report on Form 6-K of the Company is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-288587).

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EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Harney Westwood & Riegels Singapore LLP
10.1	At the Market Offering Agreement, dated October 9, 2026, by and between the Company and Arc Group Securities LLC
23.1	Consent of Harney Westwood & Riegels Singapore LLP (set forth in Exhibit 5.1)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 9, 2026	Ryde Group Ltd

	By:	/s/ Zou Junming Terence
Zou Junming Terence
Chief Executive Officer

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